Mail Stop 3561

      August 10, 2006

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C.  V4A 9N3

      Re:	Dynamic Alert Limited
              	Amendment No. 8 to Registration Statement on
              	Form SB-2
              	Filed July 26, 2006
      File No.  333-119566

Dear Ms. Reich:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 2 from our letter of May 18, 2006 and we reissue in part our prior comment. It appears that the company could begin operations if less than $9,000 is raised. We note that after paying the offering expenses, the company has cash in excess of $16,000. In the plan of operations section, please explain why the company has not begun and/or cannot begin operations with the current available cash. We note that the company has deleted the disclosure in regards to the founders and directors willingness to provide financial contributions as necessary. Please affirmatively statement whether or not the founders and directors will provide financial contributions as necessary, including contributions to begin operations. Please also revise risk factor one accordingly.

Item 4. Use of Proceeds, page 6
2. We note your response to our prior comment 6 and we reissue in part our prior comment. As previously requested, please specifically clarify whether founders and directors would provide the necessary funding for the website if the company raises less than 10% of the total offering. Also explain why the company would not use its current available cash for such purpose.
3. We note the statement that "[w]e believe the company will require at least $39,000 to cover the expenditures during the next (12) months." Please explain these expenditures in more detail.
Please
discuss whether these expenditures include those items listed in the use of proceeds table.
4. We note your response to our prior comment 8 and we reissue in part our prior comment. Please explain whether the company will purchase sample inventory with the company`s available cash if adequate funds are not raised in this offering. Also revise the plan of operation section accordingly.
Business of Issuer, page 14

Distribution, page 15
5. We note the statement on page 15 that "[o]ur initial contact to the market will be through our website." Please affirmatively state whether management will market its services using direct marketing methods and whether management would pursue this type of marketing if a website is not developed and, if not, please explain why.

Item 17. Plan of Operation, page 18
6. We note the statement on page 18 that, "No website would be developed. We would use the working capital remaining after all offering expenses are paid along with the nominal amount raised to pay legal and accounting fees." Please describe the purpose of the legal and accounting fees and the estimated amounts. Please disclose whether the company would commence operations if no website is developed and, if not, please explain why.
7. We note under the "Milestones" subsection that the company will not begin seminar presentations and networking through personal contacts until inventory is available for sale and the website is operational. Please explain in the plan of operations section why these contingencies are necessary prior to the company beginning its seminar presentations and networking. In the table, also disclose the amount of funding necessary, if any, to begin these activities.
Other Regulatory
8. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Brian Bhandari at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.

      Sincerely,



      John Reynolds
      Assistant Director


cc:   W. Scott Lawler, Esq.
         Fax: (403) 272-3620
Audrey Reich
Dynamic Alert Limited
August 10, 2006
Page 1